

October 16, 2014

<u>Via E-mail</u>
Corbin J. Robertson, Jr.
Chief Executive Officer
Natural Resource Partners L.P.
601 Jefferson, Suite 3600
Houston, TX 77002

> **Re: Natural Resource Partners L.P.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-31465**

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Item 1 Business, page 2</u>

1. We note your disclosure of the 2013 acquisition of your non-controlling interest in OCI Wyoming, L.P. for $292.5 million. Please tell us if you consider this to be a material property and if you have considered additional disclosure to include a property description, production data, and mineral reserves pursuant to Item 102 of Regulation S-K. If necessary, in your response please address the qualitative and quantitative factors that you use to determine materiality.

Consolidated Financial Statements, page 67

Report of Independent Registered Public Accounting Firm, page 68

2. We note your auditor's report refers to the audit report of OCI Wyoming L.P. issued by other auditors. Please revise to include the audit report of OCI Wyoming L.P. issued by other auditors as required by Rule 2-05 of Regulation S-X or tell us why it is not required.

Notes to Consolidated Financial Statements, page 73

Note 4. Equity and other investments, page 78

3. Please demonstrate to us that audited financial statements pursuant to Rule 3-09 of Regulation S-X were not required for your equity method investee, OCI Wyoming, L.P for the year ended December 31, 2013. Provide all calculations and assumptions as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 with engineering questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining